06014221

RECEIVED

2006 JUN -8 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 2, 2006

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 073/2006**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in May 2006.

  Date: June 2, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 2, 2006

AIS-CP 073/2006

June 2, 2006

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III, IV) in May 2006.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant I	Grant II	Grant III	Grant IV
The number of warrants (units)	14,000,000	8,467,200	8,999,500	9,794,800
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	45.324	40.985	87.816	103.341
Exercise Ratio (warrant : common share)	1 : 1.05843		1 : 1.04525	1:1.03213
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrants (ESOP Grant I, II, III, IV) in May 2006 as follows:

Outstanding of ESOP	Grant I	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	283,200	871,000	18,900	-
No. of remaining unexercised warrants (units)	1,522,300	3,038,500	8,235,700	9,794,800
No. of shares derived from this exercise (shares)	299,746	921,883	19,754	-
No. of remaining shares reserved for warrants (shares)	1,625,746	3,219,251	8,614,961	10,116,900

Summary Translation Letter
To the Stock Exchange of Thailand
June 2, 2006

Form TS-5

Form for Shares Written Off and a Decrease in Paid-up Capital of Advanced Info Service Plc.
Date: June 1, 2006

In reference to the Ministry regulations on Treasury Stock Rules, the Company that has repurchased its shares has to dispose of all of these within a 3-year period commencing from the completion of the repurchase. Advanced Info Service Plc ("the Company") repurchased 2,540,200 of its ordinary shares between December 2, 2002 and June 1, 2003 but as of June 1, 2006, has not disposed of any of these. In order to comply with the aforementioned regulations, the Company will write off its repurchased shares and decrease its paid-up capital as follows:

1. **Shares written off**
   The number of shares written off, decreasing the paid-up capital, is equal to 2,540,200 shares at par value 1 baht per share which are equal to 0.09% of the paid-up capital before cancellation.

2. **The Company's paid-up capital**
   As a result of writing off these shares, the Company now has the following capital:
   Original capital of 2,952,804,650 shares at par value 1 baht/share, totaling 2,952,804,650 baht;
   New capital* of 2,950,264,450 shares at par value 1 baht/share, totaling 2,950,264,450 baht.

   The Company will first register this change of capital with the Ministry of Commerce and then inform the SET.

   * Note: The Company is in the process of registering the new paid-up capital, which came from the exercise of ESOP in May 2006 amounting to 1,241,383 shares. After that is completed, the Company will have:

   New capital 2,951,505,833 shares at par value 1 baht/share, the total which 2,951,505,833 baht.